Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, China, March 4, 2021 (GLOBE NEWSWIRE) -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

●	Total net revenues were RMB3,346.7 million (US$[1]512.9 million), an increase of 20.2% year-over-year. Services revenue was RMB1,872.5 million (US$287.0 million), an increase of 25.6% year-over-year.

●	Income from operations was RMB300.6 million (US$46.1 million), an increase of 53.4% year-over-year. Operating margin was 9.0%, compared with 7.0% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB333.1 million (US$51.1 million), an increase of 53.8% year-over-year. Non-GAAP operating margin was 10.0%, compared with 7.8% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB239.3 million (US$36.7 million), an increase of 69.9% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB271.6 million (US$41.6 million), an increase of 68.4% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB3.27 (US$0.50) and RMB3.17 (US$0.49), respectively, compared with RMB2.42 and RMB2.36, respectively, for the same period of 2019.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB3.71 (US$0.57) and RMB3.58 (US$0.55), respectively, compared with RMB2.77 and RMB2.71, respectively, for the same period of 2019.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Fourth Quarter 2020 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB22,872.8 million, an increase of 28.7% year-over-year.

●	Distribution GMV[7] was RMB1,645.8 million, an increase of 13.6% year-over-year.

●	Non-distribution GMV[8] was RMB21,227.0 million, an increase of 30.0% year-over-year.

●	Number of brand partners increased to 266 as of December 31, 2020, from 231 as of December 31, 2019.

●	Number of GMV brand partners increased to 258 as of December 31, 2020, from 222 as of December 31, 2019.

Fiscal Year 2020 Financial Highlights

●	Total net revenues were RMB8,851.6 million (US$1,356.6 million), an increase of 21.6% year-over-year.

●	Income from operations was RMB558.7 million (US$85.6 million), an increase of 45.6% year-over-year.

●	Non-GAAP income from operations was RMB668.7 million (US$102.5 million), an increase of 45.2% year-over-year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB426.0 million (US$65.3 million), an increase of 51.4% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB535.0 million (US$82.0 million), an increase of 49.8% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.82 (US$1.05) and RMB6.69 (US$1.03), respectively, compared with RMB4.85 and RMB4.72, respectively, for the fiscal year of 2019.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB8.57 (US$1.31) and RMB8.40 (US$1.29), respectively, compared with RMB6.16 and RMB5.99, respectively, for the fiscal year of 2019.

Fiscal Year 2020 Operational Highlights

●	Total GMV was RMB55,687.4 million, an increase of 25.4% year-over-year.

●	Distribution GMV was RMB4,334.6 million, an increase of 12.6% year-over-year.

●	Non-distribution GMV was RMB51,352.8 million, an increase of 26.6% year-over-year.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “While digitalization continues to advance, our unique position as a leading strategic partner enables us to keep our brand partners ahead of the curve as China’s e-commerce industry evolves. As we look forward, we reiterate our vision of “Technology empowers future success”, and with our commitment to technology and innovation, we plan to continue delivering to our brand partners a “customer-centric” e-commerce solution to further penetrate our value proposition. To capitalize on the opportunities and growing total addressable market ahead, we are launching a three-to-five-year medium-term strategic plan focusing on three areas, specifically, customer-oriented service penetration, new business expansion through omni-channel and new models, as well as cost optimization and transformation. We believe our multi-year strategy positions us well for 2021 and long-term sustainable and profitable growth for years beyond.”

“What was abundantly clear throughout 2020 is that our people are our greatest asset. Our culture is one of delivering quality through developing people. I am proud of the resilience, agility and commitment demonstrated by the Baozun team, and we are honored to have been once again named "Shanghai Best Employers Top 30" at one of the most influential and prestigious nomination events. Finally, I am excited to announce a major office move, planned for the second half of 2021, to an over 40,000 meter-square new headquarter. This will give us space to accommodate our growing team and enable us to hire additional talent to provide industry-leading support and service to our global brand partners. We believe that the new Baozun campus will support future business expansion and nurture the Baozun culture of leading-edge innovation.” Mr. Vincent Qiu concluded.

Mr. Arthur Yu, Chief Financial Officer of Baozun, commented, “As we look back at 2020, we demonstrated good execution of our growth strategy, which was reflected in our 22% year-over-year increase in net revenues. Moreover, we made even more progress on profitability as our non-GAAP income from operations rose 45% year-over-year, and we generated positive operating cash flow for the second consecutive year. In addition, our secondary listing on the Hong Kong Stock Exchange positioned us with a solid cash foundation to pursue an exciting new journey to further boost growth momentum. Looking ahead, while we take our value proposition further with our brand partners, we will explore new growth opportunities both organically and through M&A opportunities to drive top line improvement. We also plan to further optimize our cost base through efficiency and business process re-engineering to improve our competitiveness and profitability. Last but not least, we are initiating a comprehensive ESG program which we believe will be critical for long-term sustainable growth. In everything we do and plan our ultimate goal is to generate long-term value for our shareholders.”

Fourth Quarter 2020 Financial Results

Total net revenues were RMB3,346.7 million (US$512.9 million), an increase of 20.2% from RMB 2,784.1 million in the same quarter of last year.

Product sales revenue was RMB1,474.2 million (US$225.9 million), an increase of 14.0% from RMB 1,293.1 million in the same quarter of last year. The increase was primarily attributable to the increased popularity of brand partners’ products, partially offset by a decrease in product sales revenue in personal-care products in appliances category.

Services revenue was RMB1,872.5 million (US$287.0 million), an increase of 25.6% from RMB 1,491.0 million in the same quarter of last year. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB3,046.1 million (US$466.8 million), compared with RMB 2,588.2 million in the same quarter of last year.

●	Cost of products was RMB1,286.7 million (US$197.2 million), compared with RMB1,057.3 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB851.0 million (US$130.4 million), compared with RMB 665.3 million in the same quarter of last year. The increase was primarily due to a rise in GMV contribution from the Company’s distribution and consignment model, an increase of hourly-rate in selection cost due to an extended 2020 11.11 Shopping Festival, and an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, all of which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB741.4 million (US$113.6 million), compared with RMB648.0 million in the same quarter of last year. The increase was in line with GMV growth and an increase in digital marketing services, which was partially offset by efficiency improvements.

●	Technology and content expenses were RMB110.1 million (US$16.9 million) compared with RMB108.7 million in the same quarter of last year. The slight increase was mainly attributable to the Company’s continuous efforts in investments in innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB69.2 million (US$10.6 million), compared with RMB66.8 million in the same quarter of last year. The increase was primarily due to a rise in administrative, corporate strategy, and business planning staff, which were partially offset by the leverage gained while the Company scales its business.

Income from operations was RMB300.6 million (US$46.1 million), an increase of 53.4% compared with RMB195.9 million in the same quarter of last year. Operating margin was 9.0%, compared with 7.0% in the same quarter of last year.

Non-GAAP income from operations was RMB333.1 million (US$51.1 million), an increase of 53.8% compared with RMB216.6 million in the same quarter of last year. Non-GAAP operating margin was 10.0%, compared with 7.8% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB239.3 million (US$36.7 million), an increase of 69.9% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB3.27 (US$0.50) and RMB3.17 (US$0.49), respectively, compared with RMB2.42 and RMB2.36, respectively, in the same period of 2019.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB271.6 million (US$41.6 million), an increase of 68.4% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB3.71 (US$0.57) and RMB3.58 (US$0.55), respectively, compared with RMB2.77 and RMB2.71, respectively, in the same period of 2019.

Fiscal Year 2020 Financial Results

Total net revenues were RMB8,851.6 million (US$1,356.6 million), an increase of 21.6% from RMB 7,278.2 million in fiscal year 2019.

Product sales revenue was RMB3,906.6 million (US$598.7 million), an increase of 14.2% from RMB 3,422.2 million in fiscal year 2019. The increase was primarily attributable to the increased popularity of brand partners’ products, partially offset by slower growth in personal-care products in appliances category.

Services revenue was RMB4,945.0 million (US$757.8 million), an increase of 28.2% from RMB 3,856.0 million in fiscal year 2019. The increase was primarily attributable to the rapid growth of the Company’s consignment model and service fee model.

Total operating expenses were RMB8,292.9 million (US$1,270.9 million), compared with RMB6,894.5 million in fiscal year 2019.

●	Cost of products was RMB3,326.2 million (US$509.8 million), compared with RMB2,774.3 million in fiscal year 2019, with the increase primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB2,259.2 million (US$346.2 million), compared with RMB1,678.2 million in fiscal year 2019. The increase was primarily due to a rise in GMV contribution from the Company’s distribution and consignment model and an increase in warehouse rental expenses associated with expanded warehouse capacity to address additional growth opportunities, which were partially offset by efficiency improvements.

●	Sales and marketing expenses were RMB2,130.7 million (US$326.5 million), compared with RMB1,815.6 million in fiscal year 2019. The increase was in line with GMV growth and an increase in digital marketing services, which were partially offset by efficiency improvements.

●	Technology and content expenses were RMB409.9 million (US$62.8 million), compared with RMB393.0 million in fiscal year 2019. The increase was in line with GMV growth, and the Company’s continuous efforts in investments in innovation and productization, partially offset by the Company’s cost control initiatives and efficiency improvements.

●	General and administrative expenses were RMB224.0 million (US$34.3 million), compared with RMB215.7 million in fiscal year 2019. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff, which were partially offset by the leverage gained while the Company scales its business.

Income from operations was RMB558.7 million (US$85.6 million), an increase of 45.6% compared with RMB383.7 million in fiscal year 2019. Operating margin was 6.3%, compared with 5.3% in fiscal year 2019.

Non-GAAP income from operations was RMB668.7 million (US$102.5 million), an increase of 45.2% compared with RMB460.4 million in fiscal year 2019. Non-GAAP operating margin was 7.6%, compared with 6.3% in fiscal year 2019.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB426.0 million (US$65.3 million), an increase of 51.4% from RMB281.3 million in fiscal year 2019. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.82 (US$1.05) and RMB6.69 (US$1.03), respectively, compared with RMB4.85 and RMB4.72, respectively, in fiscal year 2019.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB535.0 million (US$82.0 million), an increase of 49.8% from RMB357.1 million in fiscal year 2019. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB8.57 (US$1.31) and RMB8.40 (US$1.29), respectively, compared with RMB6.16 and RMB5.99, respectively, in fiscal year 2019.

As of December 31, 2020, the Company had RMB5,028.5 million (US$770.7 million) in cash, cash equivalents and short-term investments, an increase from RMB1,988.5 million as of December 31, 2019. The significant increase in cash, cash equivalents and short-term investments was mainly attributable to the offering proceeds received from the issuance of the Company’s ordinary shares in connection with the Company’s secondary listing on the Hong Kong Stock Exchange.

Most Recent Update

Equity Investment and Strategic Business Cooperation with iClick Interactive Asia Group Limited (“iClick”)

On January 26, 2021, Baozun entered into certain agreements with iClick, an independent online marketing and enterprise data solutions provider in China. Pursuant to the share subscription agreement entered into between Baozun and iClick, and a share purchase agreement with an existing shareholder of iClick, Baozun has acquired and beneficially owns approximately 4% of iClick’s total outstanding shares, representing approximately 10% total voting equity of iClick based on ordinary shares of iClick outstanding as of January 25, 2021 and taking into account the ordinary shares subscribed by Baozun.

Under the strategic cooperation framework agreement between Baozun and iClick, Baozun will provide online operation and infrastructure services to brand partners, including but not limited to performance-based advertising, online-store operation, customer services, warehousing and fulfillment and relevant back-end systems, while iClick will provide SaaS-based IT and system solutions for clients’ e-commerce infrastructure establishment in the Tencent ecosystem, including but not limited to storefront setup, social CRM system, data management platform, marketing automation tool and any additional SaaS products as required. Both parties are expected to jointly develop a private domain traffic platform within Tencent’s e-commerce ecosystem.

Acquisition of Full Jet Limited (“Full Jet”) to Accelerate Expansion of Luxury and Premium Brand Footprint

On February 2, 2021, Baozun entered into a share purchase agreement to acquire a 100% equity interest in Full Jet, a strategic and brand-focused industry expert that specializes in developing go-to-market strategies for high-end and luxury brands entering the Chinese market. Full Jet’s key business coverage includes brand development, strategic consulting, e-commerce operations and marketing. Full Jet has global offices in Paris, Hong Kong and Shanghai, China. The acquisition was closed on February 5, 2021. The Company believes that this strategic acquisition of Full Jet strengthens the Company’s expertise in business development, strategic consulting, and brand management, and expands its geographic touchpoints with premium and luxury brands globally. The acquisition is expected to help Baozun unlock the potential for future growth of premium and luxury sectors and develop additional strong growth drivers over the coming years.

Conference Call

The Company will host a conference call to discuss the earnings at 7:00 a.m. Eastern Time on Thursday, March 4, 2021 (8:00 p.m. Beijing time on the same day).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8393732. Once preregistration has been completed, participants will receive dial-in numbers, the passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

A telephone replay of the call will be available after the conclusion of the conference call through 08:59 p.m. Beijing Time, March 12, 2021.

Dial-in numbers for the replay are as follows:

International Dial-in	+61-2-8199-0299
U.S. Toll Free	+1-855-452-5696
Passcode	8393732#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income from operations is income from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income is net income excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is net income attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income from operations and non-GAAP net income enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Such items are non-cash expenses that are not directly related to the Company’s business operations. Share-based compensation expenses represent non-cash expenses associated with share options and restricted share units the Company grants under the share incentive plans. Amortization of intangible assets resulting from business acquisition represents non-cash expenses associated with intangible assets acquired through one-off business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investors’ assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income from operations, non-GAAP net income, non-GAAP net income attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income from operations and non-GAAP net income. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin, non-GAAP net income attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income from operations, operating margin, net income, net margin, net income attributable to ordinary shareholders of Baozun Inc. and net income attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement and statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,144,451	3,579,665	548,608
Restricted cash	382,359	151,354	23,196
Short-term investments	844,040	1,448,843	222,045
Accounts receivable, net	1,800,896	2,188,977	335,475
Inventories, net	896,818	1,026,038	157,247
Advances to suppliers	214,771	284,777	43,644
Prepayments and other current assets	387,713	438,212	67,159
Amounts due from related parties	19,323	40,935	6,274
Total current assets	5,690,371	9,158,801	1,403,648

Non-current assets
Long-term time deposits	209,495	-	-
Investments in equity investees	37,373	53,342	8,175
Property and equipment, net	415,648	430,089	65,914
Intangible assets, net	151,041	146,373	22,433
Land use right, net	42,567	41,541	6,366
Operating lease right-of-use assets	440,593	524,792	80,428
Goodwill	13,574	13,574	2,080
Other non-current assets	41,461	51,531	7,898
Deferred tax assets	54,477	54,649	8,375
Total non-current assets	1,406,229	1,315,891	201,669

Total assets	7,096,600	10,474,692	1,605,317

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2019	December 31, 2020	December 31, 2020
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	428,490	-	-
Accounts payable	877,093	421,562	64,607
Notes payable	210,693	500,820	76,754
Income tax payables	81,966	72,588	11,125
Accrued expenses and other current liabilities	581,122	991,180	151,905
Amounts due to related parties	6,796	44,997	6,896
Current operating lease liabilities	137,855	165,122	25,306
Total current liabilities	2,324,015	2,196,269	336,593

Non-current liabilities
Long-term loan	1,859,896	1,762,847	270,168
Deferred tax liability	2,929	2,538	389
Long-term operating lease liabilities	309,989	370,434	56,772
Total non-current liabilities	2,172,814	2,135,819	327,329

Total liabilities	4,496,829	4,332,088	663,922

Redeemable non-controlling interests	9,254	9,000	1,379

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,918,929 and 220,505,115 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	107	137	21
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	8	8	1
Additional paid-in capital	2,014,227	5,207,631	798,104
Retained earnings	526,009	952,001	145,901
Accumulated other comprehensive income	28,380	(48,756)	(7,472)
Total Baozun Inc. shareholders' equity	2,568,731	6,111,021	936,555

Non-controlling interests	21,786	22,583	3,461

Total equity	2,590,517	6,133,604	940,016

Total liabilities, redeemable non-controlling interests and equity	7,096,600	10,474,692	1,605,317

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	1,293,079	1,474,246	225,938	3,422,151	3,906,611	598,714
Services	1,491,048	1,872,452	286,966	3,856,041	4,944,952	757,847
Total net revenues	2,784,127	3,346,698	512,904	7,278,192	8,851,563	1,356,561

Operating expenses (1)
Cost of products	(1,057,311)	(1,286,659)	(197,189)	(2,774,342)	(3,326,243)	(509,769)
Fulfillment	(665,322)	(850,991)	(130,420)	(1,678,191)	(2,259,176)	(346,234)
Sales and marketing (2)	(647,972)	(741,386)	(113,622)	(1,815,642)	(2,130,667)	(326,539)
Technology and content	(108,687)	(110,148)	(16,881)	(392,951)	(409,870)	(62,815)
General and administrative	(66,802)	(69,167)	(10,600)	(215,660)	(224,045)	(34,336)
Other operating (expense) income, net	(42,098)	12,281	1,882	(17,753)	57,115	8,753
Total operating expenses	(2,588,192)	(3,046,070)	(466,830)	(6,894,539)	(8,292,886)	(1,270,940)
Income from operations	195,935	300,628	46,074	383,653	558,677	85,621
Other income (expenses)
Interest income	13,147	13,679	2,096	42,614	41,373	6,341
Interest expense	(19,973)	(14,097)	(2,160)	(61,316)	(66,124)	(10,134)
Impairment loss of investments	(9,021)	(10,000)	(1,533)	(9,021)	(10,800)	(1,655)
Exchange (loss) gain	(3,452)	25,544	3,915	(7,663)	25,725	3,943
Income before income tax	176,636	315,754	48,392	348,267	548,851	84,116
Income tax expense (3)	(37,961)	(75,951)	(11,640)	(71,144)	(127,787)	(19,584)
Share of income (loss) in equity method investment, net of tax of nil	3,624	(967)	(148)	4,768	5,470	838
Net income	142,299	238,836	36,604	281,891	426,534	65,370
Net (income) loss attributable to non-controlling interests	(1,425)	511	78	(594)	(542)	(83)
Net income attributable to ordinary shareholders of Baozun Inc.	140,874	239,347	36,682	281,297	425,992	65,287

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.81	1.09	0.17	1.62	2.27	0.35
Diluted	0.79	1.06	0.16	1.57	2.23	0.34
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	2.42	3.27	0.50	4.85	6.82	1.05
Diluted	2.36	3.17	0.49	4.72	6.69	1.03
Weighted average shares used in calculating net income per ordinary share:
Basic	174,763,688	219,717,614	219,717,614	173,937,013	187,322,781	187,322,781
Diluted	178,703,772	239,172,660	239,172,660	178,932,010	190,988,171	190,988,171

Net income	142,299	238,836	36,604	281,891	426,534	65,370
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	8,433	(91,702)	(14,054)	(842)	(77,136)	(11,822)
Comprehensive income	150,732	147,134	22,550	281,049	349,398	53,548

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. We adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on our consolidated financial position and results of operations.

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019		2020
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	2,406	407	62	9,839	8,497	1,302
Sales and marketing	6,048	11,760	1,803	22,209	38,631	5,921
Technology and content	1,588	4,479	686	9,817	16,711	2,561
General and administrative	10,244	15,452	2,368	33,318	44,601	6,835
	20,286	32,098	4,919	75,183	108,440	16,619

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended December 31, 2019 and 2020. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB1.6 million for the year ended December 31, 2019 and 2020, respectively.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended December 31, 2019 and 2020. Including income tax benefits of RMB0.4 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2019 and 2020, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	195,935	300,628	46,074	383,653	558,677	85,621
Add: Share-based compensation expenses	20,286	32,098	4,919	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	391	391	60	1,564	1,564	240
Non-GAAP income from operations	216,612	333,117	51,053	460,400	668,681	102,480

Net income	142,299	238,836	36,604	281,891	426,534	65,370
Add: Share-based compensation expenses	20,286	32,098	4,919	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	391	391	60	1,564	1,564	240
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(15)	(392)	(392)	(60)
Non-GAAP net income	162,878	271,227	41,568	358,246	536,146	82,169

Net income attributable to ordinary shareholders of Baozun Inc.	140,874	239,347	36,682	281,297	425,992	65,287
Add: Share-based compensation expenses	20,286	32,098	4,919	75,183	108,440	16,619
Amortization of intangible assets resulting from business acquisition	199	199	30	796	796	122
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(8)	(200)	(200)	(31)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	161,309	271,594	41,623	357,076	535,028	81,997

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.77	3.71	0.57	6.16	8.57	1.31
Diluted	2.71	3.58	0.55	5.99	8.40	1.29
Weighted average shares used in calculating net income per ordinary share
Basic	174,763,688	219,717,614	219,717,614	173,937,013	187,322,781	187,322,781
Diluted	178,703,772	239,172,660	239,172,660	178,932,010	190,988,171	190,988,171